EXHIBIT 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of shareholders of Central Fund of Canada Limited (“Central Fund”) held on February 24, 2014.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Director of Central Fund. Individual Director results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD
Brian E. Felske	36,767	100	0	0
Bruce D. Heagle	36,767	100	0	0
Ian M.T. McAvity	36,617	99.59	150	0.41
Michael A. Parente	36,617	99.59	150	0.41
Dale R. Spackman	36,617	99.59	150	0.41
Philip M. Spicer	36,617	99.59	150	0.41
J.C. Stefan Spicer	36,617	99.59	150	0.41

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of Central Fund.

FOR	% FOR	WITHHELD	% WITHHELD
36,767	100	0	0

Dated this 25th day of February, 2014

/s/ John S. Elder

________________________________
Name: John S. Elder

Title: Secretary